FORM 6-K

                SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                    REPORT OF FOREIGN ISSUER


            Pursuant to Rule 13a-16 or 15d-16 of the
               Securities Exchange Act of 1934




                   For October 8, 1996 and
                       October 23, 1996



                   NAM TAI ELECTRONICS, INC.
                (Registrant's name in English)




           Citco Building, Wickhams Cay, P.O. Box 662,
           Road Town, Tortola, British Virgin Islands
         (Address of principal executive offices)

NAM TAI ELECTRONICS, INC.        CONTACT: WENDY WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET     P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831       NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com



               NAM TAI ELECTRONICS, INC. ANNOUNCES
             FIRST MASS PRODUCTION OF IC CARD READERS
             AND DELIVERY OF HOME APPLIANCE PRODUCTS

VANCOUVER, CANADA October 8, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced that the Company recently shipped the world's first production lot of integrated circuit ("IC") card balance readers (known as "Smart Card Readers" or "IC Card Readers") to a European bank under order from a large Japanese OEM customer. Based on information from the OEM customer, this is the first mass production lot of IC Card Readers shipped to market in the world.

"IC Cards" are a new development that look like plastic credit cards yet hold considerably more information, resulting from the use of a micro-computer chip embedded in the plastic card. This provides a higher level of security and flexibility of use than credit cards. Many banks, individually or in groups such as Mondex, are testing IC Cards as a means of storing and transferring cash electronically. Credit card companies are also working to replace existing credit cards with IC Cards for reasons relating to security while other large companies are studying the use of IC Cards for purposes such as identification, with added features like electronic cash and record keeping. These various uses represent the potential for very substantial worldwide demand as new technologies replace existing systems of payment.

IC Card Readers are an integral part of any IC Card System and, when part of an electronic cash system, are used to read out a description of usage and the remaining balance of unspent cash. Nam Tai and its OEM customer have been working together on IC Card Reader development since 1994 and successfully delivered the world's first sample lot of IC Card Readers to a U.K. bank in 1995. Early leadership in the development of this new product has allowed the Company and its OEM customer to develop a strong position in this rapidly growing business.

In 1996, Nam Tai expects to ship between a half million and one million IC Card Readers to a number of banks and credit card companies. A substantial increase in orders is expected in 1997. Mr. M.K. Koo, Chairman of Nam Tai commented, "We are very pleased to produce the world's first shipment of this product and contribute to this great new system which we expect will significantly change the way money is handled around the world. Because of expected demand and based on our advanced position in regard to its production, we anticipate IC Card Readers will be the source of significant business for Nam Tai in the years ahead."

Another important new product, successfully developed and recently shipped by Nam Tai, is the first lot of control panel modules for microwave ovens produced by Sharp Corporation. This represents the successful diversification by the Company into a new line of products and is expected to contribute to sales and profitability in the coming years. Sharp Corporation is an important customer of the Company and has the world's largest share of the microwave oven market. This is the first shipment of electronic components for the home appliance market by Nam Tai, and taken together with new products such as IC Card Readers, represents an important change in the nature of the Company's products.

"Following the announcement earlier this year that we are experiencing soft market conditions, and after reviewing confirmed orders on hand, the Company now expects sales for 1996 will decline by up to 10 to 15% compared to 1995," Mr. M.K. Koo further commented. "Although it appears the Company will experience a decline in sales this year, we remain in a strong financial position and are maintaining our profitability. Based on worldwide demand for new products and the successful introduction of items such as those noted above, we have all the ingredients to support our confidence that we will see significant growth in 1997," he continued.

Nam Tai is a full service contract manufacturer working on behalf of major original equipment manufacturers ("OEMs") from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's products include personal organizers, spell checkers, dictionaries, electronic calculators and IC Card Readers as well as complex electronic subassemblies and components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

This release contains certain forward-looking statements and the actual results may differ significantly as a result of various factors, including: business conditions in both the electronics industry and in the markets for which the Company's products are produced, reductions or cancellations in customer requirements, competition and technological change.

             -end-

NAM TAI ELECTRONICS, INC.        CONTACT: WENDY WISEMAN
SUITE 530 - 999 WEST HASTINGS STREET     P.R. SECRETARY
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604) 669-7800  FAX:  (604) 669-7816
TOLL FREE TEL & FAX:  1-800-661-8831       NEWS RELEASE
INTERNET WEBSITE: http://www.namtai.com


          NAM TAI ELECTRONICS, INC. ANNOUNCES
              THIRD QUARTER 1996 RESULTS:
            SOLID EARNINGS ON REDUCED SALES

VANCOUVER, CANADA October 23, 1996 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NMS Symbol: NTAIF) today announced results for the third quarter ended September 30, 1996. Net sales were $28,005,000, a decrease of 21% compared to sales of $35,514,000 in the third quarter of 1995. Operating income decreased 23% to $2,893,000 compared to 1995 third quarter operating income of $3,736,000. Net income decreased 28% to $3,318,000 compared to $4,637,000 in the third quarter of 1995. Earnings per share were $0.40 compared to $0.57 in the prior year period. It is of note that net income for the third quarter of 1995 included extraordinary income resulting from a refund of China tax in the amount of $705,000 or $0.09 per share.

Net sales for the nine months ended September 30, 1996 decreased by 11% to $78,247,000 compared to $88,022,000 for 1995. Operating income was down 26% to $6,101,000 compared with $8,225,000 for the nine months ended September 30, 1995. Net income decreased by 25% to $7,060,000 compared to $9,403,000 in the first three quarters of 1995. Earnings per share for the nine months ended September 30, 1996 were $0.86 compared to $1.15 earnings in the prior year period.

The Company reported solid profits for the third quarter although sales were less than the level achieved for the comparable period in 1995. Although sales and earnings improved from the second quarter of 1996, as previously announced, it is not expected that the record sales and earnings achieved in 1995 will be duplicated in 1996. In this regard, the order backlog for the fourth quarter stood at $31.5 million as at September 30, 1996. This compares to an order backlog of $31.7 million as at September 30, 1995 (compared to actual fourth quarter production of $33.2 million) and an order backlog of $28.3 million as at June 30, 1996 (compared to actual third quarter production of $28.0 million).

"We are still experiencing a softer market than we had earlier anticipated although our margins are holding up very well," commented Mr. M.K. Koo, Chairman of Nam Tai. "We remain confident that we are in an excellent position to take advantage of new opportunities to expand our business through the coming year," he noted.

INTERNET WEBSITE
Nam Tai is pleased to announce the launch today of its corporate website which can be accessed at http://www.namtai.com. The Company recognizes the growing importance of the World Wide Web as a valuable tool for communicating with those having an interest in the Company, particularly shareholders. The site is initially targeted to serve the investor community and contains background information, financial results and recent press releases, among other topics of interest.

Nam Tai is a full service contract manufacturer working on behalf of major original equipment manufacturers (OEMs) from Japan and North America. The Company makes use of highly advanced technology at its ISO 9001 certified facilities in Shenzhen, China. It also maintains marketing and administrative operations in Hong Kong and Vancouver, Canada, respectively. The Company's products include personal organizers, spell checkers, dictionaries and electronic calculators as well as complex electronic subassemblies and electronic components. The Company's customers include Canon, Casio, Citizen, Matsushita Battery, Nintendo (which orders through Sharp), Optrex, Radio Shack, Sanyo Electric, Seiko Instruments, Sharp and Texas Instruments.

This release contains certain forward-looking statements and the actual results may differ significantly as a result of various factors including, but not limited to: the possibility of fluctuations in demand for the products manufactured by the Company, business conditions in the electronics industry, reductions or cancellations in customer requirements, competition and technological change.

NAM TAI ELECTRONICS, INC.

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED SEPTEMBER 30, 1996 AND 1995
(In Thousands of U.S. Dollars except per share data)

                               Three months ended   Nine months ended
                                   September 30       September 30
                                  1996      1995     1996     1995

Net sales                       $28,005   $35,514  $78,247   $88,022
Cost of sales                    21,661    28,547   61,960    70,812

  Gross profit                    6,344     6,967   16,287    17,210
                                 ------    ------   ------    ------
Costs and expenses
 Selling, general and
  administrative expenses         3,204     2,774    9,527     8,299
 Research and development
 expenses                           247       457      659       686
                                  3,451     3,231   10,186     8,985
                                 ------    ------   ------    ------
Income from operations            2,893     3,736    6,101     8,225

 Gain (loss) on disposal of
  fixed assets                       (1)        5       (1)      (28)
 Other income - net                 499       359    1,116       817
 Interest expense                   (15)      (96)     (34)     (154)


Income before income tax and
 minority interests               3,376     4,004    7,182     8,860
Provision for income tax
 (expense) recovery                 (58)      633     (122)      543

Net income                      $ 3,318   $ 4,637  $ 7,060   $ 9,403


Per share amounts (in dollars):

 Earnings per share             $  0.40   $  0.57  $  0.86   $  1.15

 Weighted average common shares
 outstanding and common stock
 equivalents                8,179,709  8,221,746  8,201,896  8,154,553

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 1996 AND DECEMBER 31, 1995
(In Thousands of U.S. Dollars)
                                        September 30  December 31
                                                1996         1995
ASSETS                                    (unaudited)

Current assets:
  Cash and certificates of deposit           $ 2,910        $10,927
  Term deposits                               14,815          6,435
  Accounts receivable                         15,819         17,699
  Inventories                                 10,087         10,425
  Prepaid expenses and deposits                2,747          1,525

     Total current assets                     46,378         47,011
                                              ------         ------
Long term investment                           4,050          3,931

Property, plant and equipment, at cost        45,269         35,365
  Less: Accumulated depreciation and
  amortization                                (9,615)        (7,730)
                                              35,654         27,635

Other assets                                     821            704

     Total assets                            $86,903        $79,281

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Short-term bank borrowings                 $     0        $   273
  Notes payable                                6,743          5,320
  Accounts payable and accrued expenses       13,220         13,408
  Income tax payable                             182            107

     Total liabilities                        20,145         19,108
                                              ------         ------
Shareholders' equity:
  Common stock                                    81             80
  Additional paid-in capital                  28,572         28,182
  Stock option grants                            371            467
  Retained earnings                           37,706         31,417
  Foreign currency translation adjustment         28             27

     Total shareholders' equity               66,758         60,173
                                              ------         ------

     Total liabilities and shareholders'
      equity                                 $86,903        $79,281

  The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33-91553).


  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                     For and on behalf of
                                     Nam Tai Electronics, Inc.
                                     by


                                     (S.d.) Koo Ming Kown
                                     Koo Ming Kown
                                     Chairman

Date: October 29, 1996